Exhibit 99.(d)(2)(i)

Appendix A

INVESTMENT ADVISORY AGREEMENT
FOR
HARRIS OAKMARK ETF TRUST

FEE SCHEDULE

Fund	Rate of Compensation based on each Fund’s average daily net assets at the annual rate of	Effective Date
Oakmark International Large Cap ETF	0.70%	December 11, 2025
Oakmark Global Large Cap ETF	0.67%	December 11, 2025
Oakmark U.S. Concentrated ETF	0.64%	[ ]